[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

April 28, 2017

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                         Nuveen Investment Trust II

                                        File Nos. 333-33607 and 811-08333

Dear Ms. Bentzinger:

This letter responds to your additional comments given during a telephone conversation with our office on April 5, 2016, regarding the registration statements filed on Form N-1A for Nuveen Investment Trust II (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on November 21, 2016, and March 28, 2016, which relates to Nuveen Winslow International Small Cap Fund (the “Fund”), a series of the Trust. The prospectus and statement of additional information for the Fund have been revised in response to your comments. Please see Exhibit A for the changed pages of the prospectus and statement of additional information.

PROSPECTUS

COMMENT 1 — FUND SUMMARY — FUND PERFORMANCE

Please disclose that date that the predecessor fund transferred its assets to the Fund.

RESPONSE TO COMMENT 1

The first sentence of the second paragraph of this section has been revised to state: “The Fund is the successor to the International Fund, LLC (the “Predecessor Fund”), which transferred its assets to the Class I shares of the Fund in connection with the Fund’s commencement of operations in [May 2017].”

COMMENT 2 — FUND SUMMARY — FUND PERFORMANCE

The disclosure states that the performance of the predecessor fund has been adjusted to reflect the 1% management fee paid by the predecessor fund’s members. Please explain why the actual performance of the predecessor fund needs to be adjusted.

RESPONSE TO COMMENT 2

In all periods prior to the third quarter of 2016, the management fee paid to the predecessor fund’s managing member was not paid by the predecessor fund, as would be the case for a mutual fund, but rather was paid directly by each member of the predecessor fund. The managing member in turn paid all expenses of the predecessor fund. Because the predecessor fund did not pay any management fee or other expenses during these periods, we believe that an adjustment to the predecessor fund’s performance to reflect the management fee paid by the members is necessary in order to present performance that is not artificially inflated. Beginning with the third quarter of 2016, the management fee was paid directly by the predecessor fund, and performance therefore was not adjusted. Prospectus disclosure has been revised to reflect this fact.

COMMENT 3 — FUND SUMMARY — FUND PERFORMANCE

In the disclosure for the bar chart, please state that the sales loads are not reflected in the bar chart and that, if these amounts were reflected, returns would be less than those shown.

RESPONSE TO COMMENT 3

The following disclosure has been added to the end of the fourth paragraph: “Sales of interests in the Predecessor Fund were not subject to any sales charges. Therefore, the bar chart and highest/lowest quarterly returns that follow do not reflect sales charges applicable to certain classes of Fund shares. If these charges were reflected, the returns would be less than those shown.”

COMMENT 4 — FUND SUMMARY — FUND PERFORMANCE

Please disclose that the average annual total return performance numbers are adjusted to reflect the maximum sales load of the new Fund.

RESPONSE TO COMMENT 4

The performance numbers provided are clearly disclosed as the actual performance of the predecessor fund, rather than the performance of a particular class of shares of the new Fund. Therefore, registrant does not believe that it is appropriate to adjust those numbers to reflect the maximum sales load of Class A shares of the new Fund.

COMMENT 5 — FINANCIAL HIGHLIGHTS

Please include a Financial Highlights section that states: “Because the Fund has only recently commenced investment operations, no financial highlights are available for the Fund at this time. In the future, financial highlights will be presented in this section of the prospectus.”

RESPONSE TO COMMENT 5

The requested section and disclosures have been added to the prospectus.

COMMENT 6 — HOW WE MANAGE YOUR MONEY — MORE ABOUT OUR INVESTMENT STRATEGIES

If the Fund invests in underlying funds, please add disclosure stating that the Fund will consider investments of the underlying funds when determining compliance with Rule 35d-1 of the Investment Company Act of 1940, as amended.

RESPONSE TO COMMENT 6

The second sentence of the second paragraph under “How We Manage Your Money – More About Our Investment Strategies” in the prospectus and the third sentence of the last paragraph under “Investment Restrictions” in the statement of additional information have been revised to read as follows: “The Fund will consider both direct investments and indirect investments (e.g., investments in other investment companies, derivatives and synthetic instruments with economic characteristics similar to the direct investments that meet the Name Policy) when determining compliance with the Name Policy.”

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 7 — INVESTMENT RESTRICTIONS

In the third paragraph, political subdivisions are excluded from the concentration limitation. Please revise the disclosure to state that municipal securities backed principally from the assets and revenues of non-government users are not included in this exclusion. Similarly, for the exclusion of securities of foreign governments, please clarify that all sovereign debt of a single country will be considered investments in a single industry.

RESPONSE TO COMMENT 7

The description of the concentration limitation has been revised to read as follows:

For purposes of applying the limitation set forth in number (1) above, according to the current interpretation by the Securities and Exchange Commission (“SEC”), the Fund would be concentrated in an industry if 25% or more of its total assets, based on current market value at the time of purchase, were invested in that industry. For purposes of this limitation, issuers of the following securities will not be considered to be members of any industry: securities of the U.S. government and its agencies or instrumentalities; except as set forth in the following sentence, tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. To the extent that the income from a municipal bond is derived principally from the assets and revenues of non-governmental users, the securities will be deemed to be from the industry of that non-governmental user. To the extent the Fund invests in other investment companies, it will consider, to the extent practicable, the industry concentration of the underlying investment companies when determining compliance with the limitation set forth in number (1) above. For purposes of this limitation, all sovereign debt of a single country will be considered investments in a single industry.

ADDITIONAL NOTE

The financial statements for the fiscal years ended December 31, 2015, and December 31, 2016, for the predecessor fund will be provided in a future Rule 485(a) filing. As discussed with the staff of the Commission, the financial statements for the fiscal year ended December 31, 2015, will not be PCAOB, Regulation S-X and GAAP compliant but will include a full schedule of investments that has been prepared in accordance with GAAP, compliant with Reg. S-X and audited using PCAOB standards. The financial statements for the fiscal year ended December 31, 2016, will include a full schedule of investments and will be PCAOB, Regulation S-X and GAAP compliant.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren